Exhibit 1


       GERDAU AMERISTEEL ANNOUNCES US$100 MILLION PRIVATE EQUITY PLACEMENT


TORONTO, April 1, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) announced that it intends to sell 26,800,000 common shares to its majority shareholder, Gerdau S.A. The price has been set at C$4.90 per share, the closing price of the Company's common shares on the Toronto Stock Exchange on March 31, 2004. The Company intends to use the total net proceeds of approximately US$100 million for general corporate purposes, which may include funding capital equipment or working capital and repayment of debt.

The transaction is subject to approval of the Toronto Stock Exchange and closing is expected to take place no later than April 16, 2004. As of March 31, 2004 Gerdau Ameristeel has 198,196,559 shares outstanding. Gerdau S.A. indirectly holds 68.60%, or 135,954,900 of those shares. Upon completion of the transaction Gerdau Ameristeel will have 224,996,559 common shares outstanding of which 72.34%, or 162,754,900 shares, will be held indirectly by Gerdau S.A.




ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO

For more information please contact:

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Phillip E. Casey                      Tom J. Landa
President & CEO                       Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300
pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com
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